Exhibit 99.1

Hydrogenics Selected as Technology Provider for SunLine Transit Agency

Largest Renewable Hydrogen Fueling Station in the U.S. and Power Modules for Buses

MISSISSAUGA, Ontario, April 21, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based fuel cell modules, today announced that it has been selected to be the technology provider for the SunLine Transit Agency, covering heavy duty fuel cell power modules and PEM HyLyzer™ electrolysis equipment, to enable zero-emission public transit. Funded by a major grant award from California Climate Investments and the California Air Resources Board (“CARB”), Hydrogenics will supply SunLine with five CelerityPlus™ power modules to be integrated into New Flyer fuel cell buses. Hydrogenics will also upgrade SunLine’s heavy duty fueling station with a new 1.5 megawatt PEM electrolyzer for onsite hydrogen fuel generation – making it the largest renewable hydrogen fueling facility in the United States. The station will produce up to 400 kilograms of hydrogen daily and be capable of fueling 15 buses per day.

“As the only hydrogen technology company that can offer both fuel cell power systems and clean onsite hydrogen generation, we are pleased to bring our advanced technology to this state-of-the-art project in California,” stated Daryl Wilson, President and CEO of Hydrogenics. “SunLine has been at the forefront of clean energy transportation in the region, and we look forward to being a part of implementing this zero-emission vehicle initiative.”

This is the first bundled hydrogen fleet and fuel project secured by a transit agency where funding has been received for both the heavy duty fuel cells and infrastructure for onsite renewable hydrogen generation supplied by the same technology provider. Successful deployment of this project will help remove barriers due to lack of hydrogen infrastructure and accelerate mass adoption of fuel cell buses within the transit industry.

The SunLine Fuel Cell Buses and Hydrogen Onsite Generation Refueling Station Pilot Commercial Deployment Project is part of California Climate Investments, a statewide program that puts billions of cap-and-trade dollars to work reducing greenhouse gas emissions, strengthening the economy and improving public health and the environment—particularly in disadvantaged communities. The cap-and-trade program also creates a financial incentive for industries to invest in clean technologies and develop innovative ways to reduce pollution. California Climate Investment projects include affordable housing, renewable energy, public transportation, zero-emission vehicles, environmental restoration, more sustainable agriculture, recycling and much more. At least 35 percent of these investments are made in disadvantaged and low-income communities. For more information, visit California Climate Investments (https://arb.ca.gov/caclimateinvestments.)

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com